Exhibit (a)(4)
                 MADISON LIQUIDITY INVESTORS 104, LLC

FOR IMMEDIATE RELEASE

Contact:       Madison Liquidity Investors 104, LLC
         (303) 858-0000.

Incline Village, Nevada, May 25, 1999 - Madison Liquidity Investors 104, LLC (the "Bidder") announced today that it has terminated its offer (the "Offer") to purchase up to 1,252 of the outstanding Units of Limited Partnership Interest ("Units") of Krupp Realty Fund, Ltd. - III (the "Partnership"). On May 14, 1999, KRF3 Acquisition Company, L.L.C., KRF Company, L.L.C. and The Krupp Family Limited Partnership - 94 (collectively, "Krupp") filed with the Securities and Exchange Commission a Schedule on Form 14D-1 indicating their intention to acquire more than 50% of the outstanding Units. Pursuant to Section 15 of the Bidder's Offer to Purchase, dated April 21, 1999, the Bidder elected on May 21, 1999 to terminate the Offer as a result of Krupp's proposal to acquire Units. All Units tendered to the Bidder, as well as the Agreements of Assignment and Transfer, will be returned to those Unitholders who submitted Units during the offering period and none will be accepted for purchase by the Bidder.

Madison Liquidity Investors 104, LLC is an affiliate of The Madison
Avenue Capital Group, LLC, a Delaware limited liability company that invests in limited partnership units, common stock and other securities issued by companies which own diversified portfolios of real estate, cable television systems, transportation and other leased equipment, film portfolios, LBO/venture investment portfolios and other cash flow producing assets. The Madison Avenue Capital
Group and its affiliates have over $270 million in committed capital. Questions may be directed to Madison Liquidity Investors
104, LLC, P.O. Box 4757, Englewood, Colorado 80155, telephone (303) 858-0000.